Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-44380


                                   PROSPECTUS

                                 WORLDCOM, INC.

                  A MAXIMUM OF 1,276,198 SHARES OF COMMON STOCK

                             ----------------------

     We are offering up to 1,276,198 shares of our common stock which may be issued upon exercise of various stock option agreements. We will provide specific terms of any offerings made under this prospectus in prospectus supplements, if necessary.

     We will not bear any costs relating to the registration of the common shares; instead, Ms. Diana Day-Cartee, the original recipient of the stock option agreements, has agreed to pay such costs.

     Our common shares are traded on The Nasdaq National Market under the symbol WCOM.

                             ----------------------

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                             ----------------------

         The date of this prospectus, as amended, is September 15, 2000

                                EXPLANATORY NOTES

     We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. We are offering to sell, and seeking offers to buy, only the shares of common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

     You should read carefully this entire prospectus, as well as the documents incorporated by reference in this prospectus, before making an investment decision. All references to "we," "us," "our" or "WorldCom" in this prospectus mean WorldCom, Inc. and its subsidiaries.

                                TABLE OF CONTENTS
                                                                          Page

The Company..................................................................1
Use of Proceeds..............................................................2
The Stock Option Agreements..................................................2
Plan of Distribution.........................................................4
Experts......................................................................6
Where You Can Find More Information..........................................6
Cautionary Statement Regarding Forward-Looking Statements....................8


                                   THE COMPANY

     Organized in 1983, WorldCom, Inc., a Georgia corporation, provides a broad range of communications, outsourcing, and managed network services to both U.S. and non-U.S. based corporations. We are a global communications company utilizing a facilities-based, on-net strategy throughout the world. The on-net approach allows our customers to send data streams or voice traffic across town, across the U.S., or to any of our facilities-based networks in Europe or Asia, without ever leaving the confines of our network. The on-net approach provides our customers with superior reliability and low operating costs. From September 15, 1998 until May 1, 2000, we were named MCI WORLDCOM, Inc. Prior to September 15, 1998, we were named WorldCom, Inc.

     We leverage our facilities-based networks to focus on data and the Internet. We provide the building blocks or foundation for the new e-conomy. Whether it is an emerging e-business or a larger, more established company who is embracing an e-business approach, we provide the communications infrastructure to help make them successful. From private networking - frame relay and asynchronous transfer mode ("ATM") - to high capacity Internet and related services, to hosting for complex, high volume mega-sites, to turn key

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network  management and  outsourcing,  we provide the broadest range of Internet and traditional, private networking services available from any provider.

     Our core business is communications services, which includes voice, data, Internet, and international services. During each of the last three years, more than 90% of our operating revenues were derived from communications services.

     Our executive offices are located at 500 Clinton Center Drive, Clinton, Mississippi 39056 and our telephone number is (601) 460-5600.



                                 USE OF PROCEEDS

     We may use all proceeds received by us upon exercise of the Stock Option Agreements for any corporate purpose.

                           THE STOCK OPTION AGREEMENTS

General Information

     Pursuant to the Worldcom, Inc. 1997 Stock Option Plan, as amended (the "1997 Plan") and the LDDS Communications, Inc. 1990 Stock Option Plan, as amended (the "1990 Plan"), we granted options to Ms. Diana Day-Cartee to acquire shares of our common stock pursuant to the terms of various stock option agreements. The stock option agreements are referred to collectively in this prospectus as the "Stock Option Agreements." Ms. Day-Cartee has been our employee since August 1984 and currently serves as our President - Customer Service and Satisfaction. The Stock Option Agreements provide for the purchase of a total of 1,276,198 shares of our common stock by the holder of such instruments, subject to adjustment as described below. Any shares of common stock issued upon exercise of the Stock Option Agreements may be newly issued or may be purchased on the open market or from private sources. The following table sets forth certain information with respect to stock options granted under each Stock Option Agreement as of August 1, 2000.

  Grant Date      Expiration    Number of    Exercise    Plan      Grant Type
                     Date        Options      Price
  ----------      ----------    ---------    --------    ----      ----------

   8/6/1990        8/5/2000       84,192    $  1.0616    1990     Non-qualified
   7/8/1991        7/7/2001       94,986       2.4318    1990     Non-qualified
  6/23/1992       6/22/2002      120,894       3.0688    1990     Non-qualified
  6/14/1993       6/13/2003      103,626       5.8190    1990     Non-qualified
   7/1/1994       6/30/2004      225,000       5.9600    1990     Non-qualified
   7/3/1995        7/2/2005      112,500       9.0000    1990     Non-qualified
   1/2/1996        1/1/2006       90,000      11.9167    1990     Non-qualified
  1/23/1997       1/22/2007      345,000      17.3334    1997     Non-qualified
   1/2/1998        1/1/2008      100,000      19.9584    1997     Non-qualified

     Total:                    1,276,198


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    The  number of shares and the  exercise  prices  described  above have been adjusted, in each case, for (a) prior exercises, and (b) stock splits and dividends on our shares of common stock.

     The Stock Option Agreements were originally executed to provide an additional incentive to Ms. Day-Cartee by increasing her proprietary interest in our business and our success. The current holder of the Stock Option Agreements may obtain a copy of the Stock Option Agreements and information regarding them and their administration from our company's Stock Option Department, at the address listed above under the heading "The Company." The Stock Option Department's telephone number is (601) 460-8001.

Eligibility To Participate In The Stock Option Agreements

     Consistent with the terms of each Stock Option Agreement, the current holder thereof may exercise each Stock Option Agreement.

Types Of Options Granted Under The Stock Option Agreements

     Each of the Stock Option Agreements granted the optionee thereunder non-qualified stock options. A non-qualified stock option is a stock option that does not qualify for special tax treatment pursuant to Section 422 of the United States Internal Revenue Code of 1986, as amended.

How To Exercise The Stock Option Agreements

     Exercise of the options under each of the Stock Option Agreements is governed by the terms of the relevant plan and the Stock Option Agreement itself, and not by this summary. In order to exercise any of the options, the holder must give us a signed written notice stating the number of shares for which the stock option is being exercised accompanied by the payment of the exercise price. The exercise price may be paid by delivery of payment in cash, or any cash equivalent acceptable to us, and in any other manner permitted by the applicable Stock Option Agreement and plan.

     In addition to the payment of the exercise price, we may require the holder to pay an amount equal to the federal, state, local, and foreign taxes that may be required to be withheld in connection with the exercise of the stock option. We may establish procedures to allow the holder to have us withhold a portion of shares issuable upon exercise of the stock option with a fair market value equal to the withholding tax due as a result of the exercise of the stock option.

     As long as our common stock is traded on The Nasdaq National Market, the fair market value of our common stock is the closing quoted selling price of our common stock, as reported in The Wall Street Journal. If our common stock is not traded on The Nasdaq National Market, the plan provides for several alternative methods of calculating the fair market value of our common stock.

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

Determination Of Exercise Price

     The exercise price for the non-qualified stock options described in the Stock Option Agreements is set forth in such agreements, and is subject to adjustment upon certain events, some of which may have occurred.

When You May Exercise Your Options And When Your Stock Options Lapse

     As described above, the optionee may exercise the options described in each Stock Option Agreement at any time on or before the expiration date for such option listed above. Certain other provisions may apply, however, upon the death or permanent disability of Ms. Day-Cartee while still our employee.

Adjustments To The Number Of Shares

     In the event of (a) any stock dividend, stock split, combination of shares, recapitalization or other change in our capital structure, or (b) any merger, consolidation, spin-off, reorganization, partial or complete liquidation, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing, the shares issuable upon exercise of the Stock Option Agreements will be appropriately and proportionately adjusted by our Board of Directors in accordance with the terms of the applicable Stock Option Agreement and plan.

Status As An Optionholder

     The holder of the Stock Option Agreements will not have the rights or privileges associated with the ownership of the shares of common stock issuable upon exercise of the Stock Option Agreements until the Stock Option Agreements have been exercised and the holder has become the holder of record of such shares.

     We have been informed that the Stock Option Agreements between us and Ms. Day-Cartee were recently transferred by Ms. Day-Cartee to DDC Investments, a Georgia general partnership. The managing general partner of DDC Investments is Diana Day-Cartee. The address of DDC Investments is 113 Peachtree Street N.E., Suite 2500, Atlanta, GA 30303-1846.

                              PLAN OF DISTRIBUTION

     We will issue shares covered by this prospectus upon proper exercise of the option granted under each Stock Option Agreement. The holder of the Stock Option Agreements will act independently of us in making decisions with respect to the timing, manner and size of each exercise. When a particular exercise is made, if required, we will distribute to optionee a prospectus supplement.

     All expenses of the registration of the shares will be paid by Ms. Day-Cartee, including, without limitation, all registration and filing fees, printing expenses, expenses of compliance with blue sky laws, fees and

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disbursements  of our counsel  and  expenses  of any audits  incidental  to this registration.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the United States federal income tax consequences that generally will arise with respect to exercise of the stock options granted under the Stock Option Agreements and with respect to the sale of common stock acquired upon exercise of the Stock Option Agreements. For precise advice as to any specific transaction or set of circumstances, the optionee should consult with her own tax and legal advisors. The optionee should also consult with her own tax and legal advisors regarding the application of any state, local, and foreign taxes and any federal gift, estate and inheritance taxes.

Non-Qualified Stock Options

     Because the stock options are non-qualified stock options, the optionee did not recognize income at the time of the grant of the stock options, however the optionee will recognize ordinary income upon the exercise of each non-qualified stock option as provided by Internal Revenue Code Section 83. The amount of ordinary income the optionee will recognize will be equal to the difference between (i) the fair market value of the stock on the date of exercise of the stock option and (ii) the amount of cash paid for the stock (including any amount paid for the option itself). Upon exercise of a non-qualified stock option, we will be entitled to deduct as compensation an amount equal to the amount included in the optionee's gross income consistent with the provisions of Internal Revenue Code Section 83.

     This summary does not address the federal tax consequences of an optionee transferring an option as permitted under the Option Agreements. An optionee contemplating such a transfer should discuss with her tax advisors the tax consequences resulting therefrom, including any income recognition (and withholding obligations) with respect to such a transfer.

Income Tax Rates On Capital Gain And Ordinary Income

     If the optionee holds the shares of common stock received upon exercise of the stock options for less than twelve months, upon the disposition of those shares, the income the optionee receives will be treated as a short-term capital

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gain and will be taxed as ordinary income at a maximum rate of 39.6%.  Phaseouts of personal exemptions and reductions of allowable itemized deductions at higher levels of income may result in slightly higher marginal tax rates. Ordinary compensation income will also be subject to the Medicare tax and, under certain circumstances, a social security tax.

     If the optionee holds all or some portion of the shares of common stock received upon exercise of the stock options for twelve months or more, upon the disposition of those shares the optionee will receive long-term capital gain tax treatment at a maximum rate of 20%.

                                     EXPERTS

     Our consolidated financial statements as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in our Annual Report on Form 10-K for the year ended December 31, 1999, and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing in giving such reports.

     The consolidated financial statements of Brooks Fiber Properties, Inc. for the year ended December 31, 1997, have been incorporated by reference in this document and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, included in our Annual Report on Form 10-K for the year-ended December 31, 1999 and incorporated by reference in this document, and upon the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

     We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933. This prospectus is a part of that registration statement. The registration statement contains additional information about us and the securities. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates. The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will

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automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC under File No. 000-11258:

     o Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     o Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2000 and June 30, 2000;

     o Our Current Reports on Form 8-K-1 dated April 11, 2000 (filed April 11, 2000), Form 8-K-2 dated April 11, 2000 (filed April 11, 2000),
          Form 8-K dated May 16, 2000 (filed May 16, 2000), Form 8-K dated May 19, 2000 (filed May 22, 2000), Form 8-K dated May 31, 2000 (filed June 12, 2000) and Form 8-K dated July 13, 2000 (filed July 13, 2000);

     o The description of our common stock set forth in Resurgens' Registration Statement on Form 8-A dated December 12, 1989 (File No. 1-10415), as updated by the descriptions contained in our Registration Statement on Form S-4 (File No. 333-16015), as declared effective by the Securities and Exchange Commission on November 14, 1996, which includes the Joint Proxy Statement/Prospectus dated November 14, 1996 with respect to the Company's Special Meeting of Shareholders held on December 20, 1996, under the following captions: "Description of WorldCom Capital Stock" and "Comparative Rights of Shareholders" and by the descriptions contained in our Proxy Statement dated April 23, 1999 under the following captions: "Approval of Amendment to Second Amended and Restated Articles of Incorporation, as Amended, To Increase Authorized Shares of Common Stock" and "Future Proposals of Security Holders;"

     o The description of the Company's rights to acquire preferred stock set forth in our Registration Statement on Form 8-A dated August 26, 1996, as updated by our Current Report on Form 8-K dated May 22, 1997 (filed June 6, 1997); and

     o The description of the Company's Series B Convertible Preferred Stock contained in the Company's Registration Statement on Form 8-A dated November 13, 1996.

     All documents filed by WorldCom with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, as amended (the "Exchange Act"), subsequent to the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference, which statement is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement or the prospectus.

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     You may receive a copy of any of these filings (except exhibits, unless the exhibits are specifically incorporated), at no cost, by writing or telephoning:

                                 WorldCom, Inc.
                            500 Clinton Center Drive
                           Clinton, Mississippi 39056
                       Telephone Number (601) 460-5600 or
                                 (877) 624-9266
                    Attention: Investor Relations Department

     You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

            Cautionary Statement Regarding Forward-Looking Statements

     This prospectus may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections, estimated costs to complete or possible future revenues from in-process research and development programs, the likelihood of successful completion of such programs, and the outcome of Euro conversion efforts, as well as any statements preceded by, followed by, or that include the words "intends," "estimates," "believes," "expects," "anticipates," "should," "could," or similar expressions; and other statements contained herein regarding matters that are not historical facts.

     Although we believe that our expectations are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein (the "Cautionary Statements") include, without limitation: (1) possible effects of our recent announcement regarding the consideration of opportunities to separate the wholesale and consumer operations into separate companies or tracking stocks; (2) the effects of vigorous competition in the markets in which the Company operates; (3) the impact of technological change on our business, new entrants and alternative technologies, and dependence on availability of transmission facilities; (4)
uncertainties associated with the success of other acquisitions and the integration thereof; (5) risks of international business; (6) regulatory risks, including the impact of the Telecom Act; (7) contingent liabilities; (8) the impact of competitive services and pricing; (9) risks associated with Euro conversion efforts; (10) risks associated with debt service requirements and interest rate fluctuations; (11) our degree of financial leverage; and (12) other risks referenced from time to time in our filings with the SEC, including our Form 10-K. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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